UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 22, 2026

Real Asset Acquisition Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-42613	N/A
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

174 Nassau Street Suite 2100 Princeton, New Jersey	08542
(Address of principal executive offices)	(Zip Code)

(609) 924-0759

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-half of one redeemable warrant	RAAQU	The Nasdaq Stock Market LLC
Class A Ordinary Shares, par value $0.0001 per share	RAAQ	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	RAAQW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement

Business Combination Agreement

On February 22, 2026, Real Asset Acquisition Corp., a Cayman Islands exempted company (“RAAQ”), IQM Finland Oy, a limited liability company (Fi. osakeyhtiö) incorporated under the laws of Finland (“IQM”), IQM US LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of IQM (“Merger Sub”), and Eclipse QC S.à r.l., a Luxembourg private limited liability company (société à responsabilité limitée) and a direct wholly owned subsidiary of IQM (“LuxCo,” collectively with Merger Sub, the “Merger Subs”) entered into a business combination agreement (the “Business Combination Agreement”).

The Business Combination Agreement and the transactions contemplated thereby were unanimously approved by the boards of directors of RAAQ and IQM.

The Business Combination

Subject to, and in accordance with the terms and conditions of the Business Combination Agreement, (i) IQM will effectuate certain internal capital restructuring steps (the “IQM Capital Restructuring”) immediately prior to the effective time of the Merger (as defined below) (the “Merger Effective Time”), and (ii) promptly thereafter, RAAQ will merge with and into Merger Sub (the “Merger”), with Merger Sub surviving the Merger as an indirect wholly owned subsidiary of IQM. The IQM Capital Restructuring, the Merger and the other transactions contemplated by the Business Combination Agreement are collectively referred to as the “Transactions.”

In connection with the Merger:

(i) immediately prior to the Merger Effective Time, all issued and outstanding Class B ordinary shares, par value $0.0001 per share, of RAAQ (the “RAAQ Class B Ordinary Shares”) other than those subject to the Sponsor Forfeiture (as defined below) will automatically be converted, on a one-for-one basis, into Class A ordinary shares, par value $0.0001 per share, of RAAQ (the “RAAQ Class A Ordinary Shares” and, together with the RAAQ Class B Ordinary Shares, the “RAAQ Shares”), in accordance with the terms of the amended and restated memorandum and articles of association of RAAQ (the “RAAQ Class B Conversion”);

(ii) each issued and outstanding unit of RAAQ immediately prior to the Merger Effective Time will be automatically separated (the “Unit Separation”) into its components of one RAAQ Class A Ordinary Share and one-half of one warrant to purchase one RAAQ Class A Ordinary Share at a price of $11.50 per share (the “RAAQ Public Warrants”);

(iii) immediately following the Unit Separation and the IQM Capital Restructuring, each RAAQ Class A Ordinary Share issued and outstanding immediately prior to the Merger Effective Time (including those issued in connection with the RAAQ Class B Conversion) will automatically be cancelled in exchange for the right to receive one American depositary share of IQM (each, an “IQM ADS”), with each IQM ADS representing one ordinary share of IQM, with no nominal value (each, an “IQM Ordinary Share”) (such IQM ADSs, the “Merger Consideration”); and

(iv) each warrant of RAAQ (including the RAAQ Public Warrants and private placement warrants issued by RAAQ, collectively referred to herein as the “RAAQ Warrants”) outstanding immediately prior to the Merger Effective Time will be assumed by IQM and become a warrant to purchase one IQM Ordinary Share represented by one IQM ADS (each, an “IQM Warrant”) at an exercise price of $11.50 per share.

Prior to the Merger Effective Time, IQM will establish and sponsor an American depositary share facility with a depositary bank (the “Depositary Bank”) and cause a registration statement on Form F-6 to be filed with the U.S. Securities and Exchange Commission (the “SEC”) for the issuance of the IQM ADSs. At or prior to the Merger Effective Time, IQM will (x) allot and issue to the Depositary Bank (or its custodian) such number of IQM Ordinary Shares as are necessary to deliver the IQM ADSs constituting the Merger Consideration to the shareholders of RAAQ entitled thereto, and (y) instruct the Depositary Bank to issue and distribute the IQM ADSs to the shareholders of RAAQ entitled thereto, in each case in accordance with the Business Combination Agreement.

Representations and Warranties

The parties to the Business Combination Agreement have agreed to customary representations and warranties for transactions of this nature, including, among other things: (i) organization, good standing and qualification; (ii) capitalization of the parties and IQM’s subsidiaries; (iii) authorization; (iv) consents and no conflicts; (v) compliance with laws; (vi) tax matters, (vii) financial statements; (viii) absence of certain changes; (ix) actions; (x) material contracts; and (xi) intellectual property and data security. The representations and warranties of the respective parties to the Business Combination Agreement will not survive the closing of the Transactions (the “Closing,” and the day on which the Closing occurs, the “Closing Date”).

Covenants

The Business Combination Agreement includes customary covenants of the parties with respect to operation of their respective businesses prior to the Closing Date and efforts to satisfy conditions to the consummation of the Merger. The Business Combination Agreement also contains additional covenants of the parties, including, among others: (i) a covenant providing for RAAQ and IQM to cooperate in the preparation of the Registration Statement on Form F-4 to be filed by IQM in connection with the Transaction (the “Registration Statement”); (ii) a covenant requiring IQM to deliver its audited financial statements to be included in the Registration Statement (the “Required IQM Financial Statements”) by a certain date; (iii) covenants with respect to IQM’s board of directors (the “IQM Board”) following the Closing, including that RAAQ will have the right to designate one director to the IQM Board and that RAAQ and IQM will agree on one director to the IQM Board with relevant semiconductor or quantum computing industry experience; (iv) covenants requiring RAAQ to establish a record date for, duly call and give notice of, convene, and hold an extraordinary general meeting of the RAAQ shareholders as promptly as practicable following the date that the Registration Statement is declared effective by the SEC under the Securities Act of 1933, as amended (the “Securities Act”); (v) covenants requiring that IQM solicit the required approval of its shareholders for the Transactions (the “IQM Shareholders’ Approval”) within 30 calendar days after the date of the Business Combination Agreement through an irrevocable unanimous written consent, or, if such unanimous written consent has not been obtained within 60 calendar days after the date of the Business Combination Agreement, then by calling a meeting of IQM’s shareholders to obtain the IQM Shareholders’ Approval (the “IQM Shareholders’ Meeting”) by April 30, 2026; and (vi) covenants prohibiting RAAQ and IQM from, among other things, soliciting or negotiating with third parties regarding alternative transactions and agreeing to certain related restrictions and ceasing discussions regarding alternative transactions.

Conditions Precedent to Closing

The obligations of the parties to consummate the Transactions are subject to certain closing conditions of the respective parties, including, among others: (i) receipt of the required approval by the shareholders of RAAQ (the “RAAQ Shareholders’ Approval”); (ii) receipt of the IQM Shareholders’ Approval; (iii) effectiveness of the Registration Statement under the Securities Act and the absence of any stop order issued by the SEC which remains in effect with respect to the Registration Statement; (iv) the approval for listing of the IQM ADSs to be issued in connection with the Transactions on The Nasdaq Stock Market LLC, subject only to official notice of issuance thereof; (v) the absence of any law or governmental order enjoining, prohibiting or making illegal the consummation of the Transactions; and (vi) the expiration or early termination of the waiting periods (and any extensions thereof) applicable to the consummation of the Transactions.

The obligation of RAAQ to consummate the Transactions are subject to certain additional conditions, including, among others: (i) the accuracy of the representations and warranties of IQM, LuxCo and Merger Sub (subject to customary bring-down standards and materiality qualifiers); (ii) the obligations and covenants of IQM, LuxCo and Merger Sub having been performed in all material respects; and (iii) the absence of any Company Material Adverse Effect (as defined in the Business Combination Agreement) following the date of the Business Combination Agreement that is continuing and uncured.

The obligations of IQM, LuxCo, and Merger Sub to consummate the Transactions are subject to certain additional conditions, including, among others: (i) the accuracy of the representations and warranties of RAAQ (subject to customary bring-down standards and materiality qualifiers); (ii) the obligations and covenants of RAAQ having been performed in all material respects; (iii) the absence of any SPAC Material Adverse Effect (as defined in the Business Combination Agreement) following the date of the Business Combination Agreement that is continuing and uncured; and (iv) the Aggregate Transaction Proceeds (as defined in the Business Combination Agreement) being equal to or greater than $150,000,000 (the “Minimum Cash Condition”).

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances prior to the Merger Effective Time, including, among others: (i) by mutual written consent of IQM and RAAQ; (ii) by IQM or RAAQ if any law or governmental order is in effect that has become final and non-appealable and has the effect of making the consummation of the Transactions illegal or otherwise preventing or prohibiting consummation of the Transactions; (iii) by IQM if the RAAQ board or any of its committees has withheld, withdrawn, qualified, amended or modified, or publicly proposed to do any of the foregoing, with respect to the RAAQ board’s recommendation that RAAQ’s shareholders vote in favor of the SPAC Transaction Proposals (as defined in the Business Combination Agreement) at the duly convened meeting of RAAQ shareholders; (iv) by IQM or RAAQ if the RAAQ Shareholders’ Approval has not been obtained at the meeting of RAAQ shareholders; (v) by IQM or RAAQ upon a breach of or failure to perform any representations, warranties, covenants or other agreements set forth in the Business Combination Agreement by the other party if such breach gives rise to a failure of certain closing conditions to be satisfied and cannot or has not been cured; and (vi) by IQM or RAAQ if the Transactions have not been consummated on or prior to the date that is 180 days following the date of the Business Combination Agreement, which may be extended by up to 120 additional days to the extent the Required IQM Financial Statements have not been delivered by the Financials Delivery Date (as defined in the Business Combination Agreement); (vii) by RAAQ if the IQM Shareholders’ Approval is not obtained on or before the date that is 2 Business Days following the date of the IQM Shareholders’ Meeting; and (viii) by RAAQ if the Required IQM Financial Statements have not been delivered by IQM to RAAQ on or before the Financials Delivery Date, subject to a 30 day cure period following written notice from RAAQ to IQM of such failure, in each case subject to specified exceptions.

The foregoing description of the Business Combination Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Business Combination Agreement, a copy of which is filed with this Current Report on Form 8-K as Exhibit 2.1 and the terms of which are incorporated by reference herein.

The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The Business Combination Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about the parties to the Business Combination Agreement. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of the Business Combination Agreement and as of specific dates, were solely for the benefit of the parties to the Business Combination Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Business Combination Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in RAAQ’s public disclosures.

Certain Related Agreements

The Business Combination Agreement contemplates the execution of various additional agreements and instruments, on or before the Closing, including, among others, the following:

Sponsor Support Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, RAAQ, IQM, RAAQ Sponsor LLC (the “Sponsor”) and the directors, officers and advisors of RAAQ (collectively with the Sponsor, the “RAAQ Insiders”) entered into a support agreement (the “Sponsor Support Agreement”), pursuant to which, each RAAQ Insider agreed, among other things, at any meeting of RAAQ shareholders called to seek the RAAQ Shareholders’ Approval, or in connection with any written consent of RAAQ shareholders or in any other circumstances upon which a vote, consent or other approval with respect to the Business Combination Agreement and the Transactions is sought, such RAAQ Insider (i) agreed to, if a meeting is held, appear at such meeting or otherwise cause any RAAQ Shares held by such RAAQ Insider to be counted as present at such meeting for purposes of establishing a quorum, and (ii) vote or cause to be voted the RAAQ Shares held by such RAAQ Insider in favor of the RAAQ Shareholders’ Approval or, if there are insufficient votes, in favor of adjournment. Each of the RAAQ Insiders also agreed, subject to the exceptions set forth in the Sponsor Support Agreement, to subject to certain transfer restrictions (i) 70% of IQM ADSs held by such RAAQ Insider immediately after the Merger Effective Time, for a period starting on the Closing Date and ending on the earliest to occur of (a) one year after the Closing Date and (b) subsequent to the Closing, (x) the date on which the last sale of IQM ADSs equals or exceeds $12.00 per IQM ADS (as adjusted for share sub-divisions, share capitalizations, share consolidations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading day period commencing at least 150 days after the Closing Date and (y) the date on which IQM completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in IQM’s shareholders having the right to exchange their IQM Ordinary Shares for cash, securities or other property, and (ii) all IQM Warrants and any IQM Ordinary Shares issued upon exercise of such warrants held by such RAAQ Insider immediately after the Merger Effective Time for 30 days after the Closing Date.

In addition, the Sponsor agreed to, effective as of and conditioned upon the Closing, forfeit for no consideration (i) 1,375,000 RAAQ Class B Ordinary Shares, and (ii) up to 3,725,000 RAAQ Warrants held by the Sponsor, with the number of warrants forfeited determined by the amount of remaining trust fund proceeds at Closing, such that (x) if remaining trust fund proceeds are less than or equal to $100,000,000, all such warrants are forfeited, and (y) if remaining trust fund proceeds exceed $100,000,000, the Sponsor retains a number of such warrants equal to 3,725,000 multiplied by a fraction, the numerator of which is the remaining trust fund proceeds and the denominator of which is $175,000,000 (the “Sponsor Forfeiture”).

The foregoing description of the Sponsor Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Sponsor Support Agreement, a copy of which is filed with this Current Report on Form 8-K as Exhibit 10.1 and the terms of which are incorporated by reference herein.

IQM Shareholder Lock-up Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, IQM, RAAQ and certain shareholders of IQM entered into shareholder lock-up agreements (each, a “IQM Shareholder Lock-up Agreement”), pursuant to which each such shareholder of IQM agreed, among other things, (a) not to transfer any shares of IQM currently held by it or received by it in connection with IQM Capital Restructuring until the Closing, subject to customary exceptions; and (b) subject to the exceptions set forth in the IQM Shareholder Lock-up Agreement, during the period beginning on the Closing and ending on the earlier of (x) one year after the Closing and (y) subsequent to the Closing, (A) the date on which the last sale price of IQM ADSs equals or exceeds $12.00 per ADS for 20 trading days within any 30 trading day period commencing at least 150 days after the Closing, or (B) the date on which IQM completes a liquidation, merger, share exchange, reorganization or other similar change-of-control transaction, to subject any IQM Ordinary Shares held by it immediately after Closing and any other securities of IQM issued to it in connection with the Business Combination (including, as applicable, IQM ADSs) to certain transfer restrictions, in each case subject to customary permitted transfers.

The foregoing description of IQM Shareholder Lock-up Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of IQM Shareholder Lock-up Agreement, the form of which is attached hereto as Exhibit 10.2 and is incorporated herein by reference.

IQM Shareholder Voting Support Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, IQM, RAAQ and certain shareholders of IQM entered into shareholder voting and support agreements (each, a “IQM Shareholder Voting Support Agreement”), pursuant to which each such shareholder of IQM agreed, among other things: (i) not to transfer any shares of IQM currently held by it or received by it in connection with IQM Capital Restructuring until the Closing, subject to customary exceptions; and (ii) at any meeting of IQM shareholders called to seek IQM Shareholders’ Approval, or in connection with any written consent of IQM shareholders or in any other circumstances upon which a vote, consent or other approval with respect to the Business Combination Agreement and the Transactions is sought, (a) if a meeting is held, to appear at such meeting or otherwise cause any shares of IQM held by such shareholder to be counted as present at such meeting for purposes of establishing a quorum, and (b) vote or cause to be voted the shares of IQM held by it in favor of the IQM Shareholders’ Approval or, if there are insufficient votes, in favor of adjournment.

The foregoing description of IQM Shareholder Voting Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of IQM Shareholder Voting Support Agreement, the form of which is attached hereto as Exhibit 10.3 and is incorporated herein by reference.

PIPE Subscription Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, IQM entered into subscription agreements (each, a “PIPE Subscription Agreement” and collectively, the “PIPE Subscription Agreements”) with institutional and other accredited investors, including certain RAAQ Insiders (the “PIPE Investors”), pursuant to which the PIPE Investors have agreed to purchase, substantially concurrently with the Closing, an aggregate of approximately 13.4 million IQM ADSs, each IQM ADS representing one IQM Ordinary Share (the “PIPE Shares”), for a purchase price of $10.00 per ADS in a private placement, for an aggregate amount of approximately $134 million (the “PIPE Investment Amount”).

The issuance of the PIPE Shares pursuant to the PIPE Subscription Agreements is contingent upon, among other customary closing conditions, the substantially concurrent consummation of the Business Combination. Pursuant to the PIPE Subscription Agreements, IQM agreed to file with the SEC (at IQM’s sole cost and expense), within 30 calendar days after the date of Closing, a registration statement registering the resale of the PIPE Shares, and to use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof.

The foregoing description of the PIPE Subscription Agreements do not purport to be complete and is qualified in its entirety by the terms and conditions of the PIPE Subscription Agreements, the forms of which are attached hereto as Exhibit 10.4 and Exhibit 10.5 and are incorporated herein by reference.

Form of Registration Rights Agreement

Prior to the Merger Effective Time, the RAAQ Insiders, IQM and certain shareholders of IQM will enter into a registration rights agreement (the “Registration Rights Agreement”), effective upon the Closing, pursuant to which IQM will grant the RAAQ Insiders and certain applicable shareholders of IQM, registration rights and commit to use its commercially reasonable efforts to file a resale shelf registration statement on Form F-1 within 30 calendar days following the Closing.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Registration Rights Agreement, the form of which is attached hereto as Exhibit 10.6 and is incorporated herein by reference.

Form of Warrant Assignment Agreement

Prior to the Closing, IQM, RAAQ, Lucky Lucko, Inc. d/b/a Efficiency (the “Existing Warrant Agent”) and a successor warrant agent to be appointed in connection with the Closing (the “New Warrant Agent”) will enter into a warrant assignment, assumption and amendment agreement (the “Warrant Assignment Agreement”), pursuant to which, among other things, RAAQ will assign to IQM, and IQM will assume, all of RAAQ’s rights, interests and obligations under the Warrant Agreement dated April 28, 2025, by and between RAAQ and the Existing Warrant Agent (the “RAAQ Warrant Agreement”), New Warrant Agent will be appointed as successor warrant agent under the Warrant Agreement, and the terms and conditions of the RAAQ Warrant Agreement will be amended and restated to, among other things, reflect the assumption of the RAAQ Warrants by IQM and the appointment of the successor warrant agent as described therein.

The foregoing description of the Warrant Assignment Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Warrant Assignment Agreement, the form of which is attached hereto as Exhibit 10.7 and is incorporated herein by reference.

Item 7.01 Regulation FD Disclosure.

On February 23, 2026, RAAQ and IQM issued a joint press release announcing the execution of the Business Combination Agreement. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Furnished as Exhibit 99.2 hereto and incorporated into this Item 7.01 by reference is an investor presentation that IQM has prepared for use in connection with the Transactions.

The foregoing (including Exhibits 99.1 and 99.2) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report will not be deemed an admission as to the materiality of any of the information in this Item 7.01, including Exhibits 99.1 and 99.2.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this Current Report, including statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of IQM, market size and growth opportunities, competitive position and technological and market trends, estimated implied pro forma enterprise value of IQM following the Merger (the “Combined Company”), the cash position of the Combined Company following the closing of the Transactions, RAAQ and IQM’s ability to consummate the Transactions, and expectations related to the terms and timing of the Transactions, as applicable, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “predict,” “potential,” “seek,” “future,” “propose,” “continue,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or the negatives of these terms or variations of them or similar terminology although not all forward-looking statements contain such terminology. All forward-looking statements are based upon current estimates and forecasts and reflect the views, assumptions, expectations, and opinions of RAAQ and IQM as of the date of this current report, and are therefore subject to a number of factors, risks and uncertainties, some of which are not currently known to RAAQ or IQM and could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Some of these factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; (2) the outcome of any legal proceedings that may be instituted against RAAQ, IQM or others following the announcement of the Transactions, the Business Combination Agreement and other ancillary documents with respect thereto; (3) the amount of redemption requests made by RAAQ public shareholders and the inability to complete the Transactions due to the failure to obtain approval of the shareholders of RAAQ or to satisfy other conditions to closing, including but not limited to, the Minimum Cash Condition; (4) changes to the proposed structure of the Transactions that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Transactions; (5) the ability to meet stock exchange listing standards following the consummation of the Transactions; (6) the risk that the Transactions disrupt current plans and operations of IQM as a result of the announcement and consummation of the Transactions; (7) the ability to recognize the anticipated benefits of the Transactions, which may be affected by, among other things, competition, the ability of IQM to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Transactions; (9) risks associated with changes in applicable laws or regulations and IQM’s international operations; (10) the possibility that IQM may be adversely affected by other economic, business, and/or competitive factors; (11) IQM’s estimates of expenses and profitability; (12) IQM’s mission, goals and strategies; (13) IQM’s future business development, financial condition and results of operations; (14) expected growth of the quantum computing technologies industry; (15) expected changes in IQM’s revenues, costs or expenditures; (16) IQM’s expectations regarding demand for and market acceptance of its products and services; (17) IQM’s expectations regarding its relationships with users, customers and third-party business partners; (18) competition in IQM’s industry; (19) relevant government policies and regulations relating to IQM’s industry; (20) general economic and business conditions globally and in jurisdictions where IQM operates; and (21) assumptions underlying or related to any of the foregoing. The foregoing list of factors is not exhaustive. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the documents filed by RAAQ from time to time with the SEC and the Registration Statement relating to the Transactions which is expected to be filed by IQM with the SEC and the other documents filed by IQM from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither RAAQ nor IQM presently know or that RAAQ or IQM currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of these factors, risks and uncertainties, the forward-looking events and circumstances discussed in this Current Report may not occur, and any estimates, assumptions, expectations, forecasts, views or opinions set forth in this Current Report should be regarded as preliminary and for illustrative purposes only and accordingly, undue reliance should not be placed upon the forward-looking statements. RAAQ and IQM assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

Additional Information and Where to Find It

In connection with the Transactions, IQM will file the Registration Statement with the SEC, which will include a proxy statement/prospectus, which will be distributed to RAAQ’s shareholders in connection with its solicitation for proxies for the vote by RAAQ’s shareholders in connection with the Transactions. You are urged to read the proxy statement/prospectus and any other relevant documents filed with the SEC in connection with the Transactions when they become available because, among other things, they will contain updates to the financial, industry and other information herein as well as important information about RAAQ, IQM and the Transactions. Shareholders of RAAQ will be able to obtain a free copy of the proxy statement/prospectus when filed, as well as other filings containing information about RAAQ, IQM and the Transactions, without charge, at the SEC’s website located at www.sec.gov. This Current Report does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in Solicitation

RAAQ, IQM and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from RAAQ’s shareholders in connection with the Transactions. A list of the names of the directors, executive officers, other members of management and employees of RAAQ and IQM, as well as information regarding their interests in the Transactions, will be contained in the Registration Statement to be filed with the SEC by IQM. Additional information regarding the interests of such potential participants in the solicitation process may also be included in other relevant documents when they are filed with the SEC. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This Current Report is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transactions, and does not constitute an offer to sell or the solicitation of an offer to buy any securities of RAAQ or IQM or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits.

Exhibit No.	Description

2.1*	Business Combination Agreement, dated as of February 22, 2026, by and among RAAQ, IQM, Merger Sub and LuxCo.

10.1	Sponsor Support Agreement, dated as of February 22, 2026, by and among RAAQ, Sponsor, IQM and RAAQ Insiders.

10.2	Form of Shareholder Lock-up Agreement, by and among RAAQ, IQM and certain shareholders of IQM.

10.3	Form of Shareholder Voting and Support Agreement, by and between RAAQ, IQM and certain shareholders of IQM .

10.4	Form of Subscription Agreement (Institutions), by and between IQM and PIPE Investors.

10.5	Form of Subscription Agreement (Individuals), by and between IQM and PIPE Investors.

10.6	Form of Registration Rights Agreement, by and among RAAQ, the RAAQ Insiders, IQM and certain shareholders of IQM.

10.7	Form of Warrant Assignment, Assumption and Amendment Agreement, by and among RAAQ, IQM, the Existing Warrant Agent and the New Warrant Agent.

99.1	Press Release, dated as of February 23, 2026.

99.2	Investor Presentation.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 23, 2026

REAL ASSET ACQUISITION CORP.

By:	/s/ Peter Ort
Name:	Peter Ort
Title:	Principal Executive Officer and Co-Chairman